OTCBB: MRDDF	TSX-V: MAD	FSE: MRG
Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6 Tel: (604) 689-4580 Toll Free: 1-877-689-4580 www.mirandagold.com

CORE DRILLING BEGINS ON MIRANDA GOLD’S RED CANYON PROJECT

Vancouver, BC, Canada – October 20, 2009 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce that its joint venture funding partner Montezuma Mines Inc. ("Montezuma"), a wholly owned subsidiary of CMQ Resources Inc., started diamond core drilling at Red Canyon, a sediment-hosted gold project in Eureka County, Nevada.  A 1,300 ft (~400 m) drilling program is anticipated in three core holes at the Ice Prospect (“Ice”).

Two of the three core holes at Ice will provide high quality samples for:  verification of historic drill assay results near KR-001, a reverse-circulation drill hole with 95 ft of 0.117 oz Au/t from 20 to 115 ft (29.0 m of 4.012 g Au/t from 6.1 to 35.1 m); and direct observation of alteration, structure and lithologic patterns in the gold-bearing host rocks. All previous drilling has been reverse-circulation and it is anticipated that information gained from this core will guide the understanding of gold mineralization controls and enhance the exploration model.

The third core hole will be vertical and drilled 1,445 ft (440m) east of KR-001 to test the McColley Canyon Formation below surface alteration and a gold / arsenic soil anomaly.

The Red Canyon project includes 237 unpatented lode mining claims (7.7 square miles / 19.8 square kilometers) on the Battle Mountain-Eureka Trend and adjoins U.S. Gold's Tonkin Springs property to the west.  The claims cover a window that exposes oxidized and silicified lower-plate carbonate rocks over a three square-mile area (7.8 square kilometers).

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, CPG, BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Previous partners include Barrick Gold Exploration Inc., Newmont Mining Inc., Placer Dome (US) Inc., Agnico-Eagle (USA) Inc., Romarco Minerals Inc., Golden Aria Corp., the Cortez Joint Venture, Newcrest Resources Inc. and the Buckhorn Joint Venture. Miranda has ongoing partnerships with Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation, Montezuma Mines Inc., and NuLegacy Gold Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.